
January 28, 2015

Via E-mail
Gary J. Brauchle
Executive Vice President, Chief Financial Officer
Tallgrass Energy Partners, LP
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

      Re: **Tallgrass Energy Partners, LP**
              Form 10-K for the Fiscal Year December 31, 2013
              Filed March 11, 2014
              File No. 1-35917

Dear Mr. Brauchle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Jennifer Thompson

                      Jennifer Thompson
                      Accounting Branch Chief